Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors and Stockholders

Harvard Bioscience, Inc. and Subsidiaries:

We consent to the incorporation by reference in the registration statements (No.’s 333-53848 and 333-104544) on Form S-8 of Harvard Bioscience Inc., and subsidiaries of our report dated February 13, 2004, except as to Note 19 which is as of March 3, 2004, with respect to the consolidated balance sheets of Harvard Bioscience Inc., and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of Harvard Bioscience Inc., and subsidiaries.

Our report refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

/s/ KPMG LLP
Boston, Massachusetts
March 12, 2004